UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[    ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2023

HIRO SYSTEMS PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

101 W. 23rd Street, Suite 224

New York, NY 10011

(Full mailing address of principal executive offices)

(212) 634-4254

(Issuer’s telephone number, including area code)

Explanatory Note

As required by the applicable rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”), the information contained in this semiannual report, including the business description and the condensed consolidated financial statements, relates primarily to the business of Hiro Systems PBC (“Hiro”). It does not significantly relate to the Stacks Tokens, Stacks Blockchain or Stacks ecosystem, except to the limited extent that Hiro, like others, creates development tools for use on the Stacks Blockchain. Hiro believes it no longer plays a significant role in the Stacks ecosystem, and Hiro believes it has no unique control over or unique ability to influence the Stacks ecosystem. Among other things, Hiro is not a Stacks Token miner, Hiro cannot issue new Stacks Tokens or cause new Stacks Tokens to be issued, and Hiro cannot change the code governing the Stacks Blockchain. Hiro also believes that Stacks Token holders are not relying on, and reasonably cannot and should not rely on, Hiro to provide managerial or entrepreneurial efforts that will increase the value of the Stacks Tokens.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of Hiro’s financial condition and results of operations together with the condensed consolidated financial statements and related notes that are included elsewhere in this document. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Hiro’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

Hiro’s mission is to empower developers to build applications using the Bitcoin blockchain and Stacks Blockchain. Since the launch of Stacks Blockchain 2.0 (the “Stacks Blockchain”), Hiro’s business has been focused on building developer tools to enable developers of decentralized applications and decentralized finance software products to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain. In the first quarter of 2023, Hiro launched a beta version of a hosted platform that fully integrates with a portfolio of tools and services developers require to seamlessly build smart contracts and applications. Hiro anticipates a “free and premium” business model for this platform, with paid tiers that become more expensive with an increased number of application programming interface calls and higher degree of customer support, but allowing individual and light users free access.

Russia – Ukraine Conflict

Hiro’s liquidity and capital resources were not materially impacted by the Russia-Ukraine conflict during the six months ended June 30, 2023. The extent to which this conflict and the related global economic crisis affects Hiro’s business, results of operations and financial condition will depend on future developments that are uncertain and cannot be predicted, including the scope and further duration of the conflict and any recovery period. Hiro does not have any employees in Russia or Ukraine and does not rely on software sources maintained in those countries.

Ongoing Filing of Periodic Reports

Following the January 20, 2021, approval by Hiro’s Board of Directors of the decision of management to no longer treat the Stacks Tokens (or “tokens”) as investment contracts that are securities under the federal securities laws, Hiro believes that it is no longer required to file reports pursuant to Regulation A with the SEC. Therefore, Hiro reserves the right to cease the filing of such reports at any time.

Components of Results of Operations

Operating Expenses

Hiro’s operating expenses are classified as compensation expenses, marketing expenses, general and administrative expenses, research and development expenses, noncash impairment of digital currencies, if any, and realized gains or losses on sale of digital currencies, if any. Overhead costs, such as information technology and occupancy costs, are included in general and administrative expenses.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, noncash stock-based compensation expense, noncash token compensation expense for employees and subcontractors, noncash bonus expense (bonuses denominated in Bitcoin) for employees and subcontractors, cash bonuses, payroll taxes, employee benefits costs and subcontractor costs.

Marketing Expenses

Marketing expenses primarily consist of corporate marketing, public relations, promotional items and events and conferences.

General and Administrative Expenses

General and administrative expenses primarily consist of occupancy expenses, professional fees (legal, audit and other professional services), travel and entertainment costs, insurance, printing and postage, information technology costs, filing fees and other miscellaneous expenses. General and administrative expenses also include noncash token compensation expense for non-employees and noncash bonus expense (bonuses denominated in Bitcoin) for non-employees which are a component of professional fees.

Research and Development Expenses

Research and development expenses represent costs incurred by Hiro for the development of a hosted service that will permit developers of decentralized applications to test and deploy smart contracts and decentralized applications on top of the Stacks Blockchain and Bitcoin blockchain and primarily consist of salaries paid to Hiro’s developers and fees paid to consultants and outside service providers.

Impairment of Digital Currencies

Impairment of digital currencies primarily pertains to write-downs of the carrying values of Bitcoin and Ether.

(Gain) Loss on Sale of Digital Currencies

(Gain) loss on sale of digital currencies pertains to any gains or losses resulting from the sale of digital currencies (consisting primarily of Bitcoin and/or Ether).

Nonoperating Income

Nonoperating income consists of noncash gains related to delivering of tokens to third parties, noncash gain on delivery of restricted token units (“RTUs”), changes in fair value of token warrant liabilities and gain (realized and unrealized) on investments and other income (consisting primarily of digital currency earned and interest income).

Results of Operations

The following table sets forth selected consolidated statements of operations data for the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022

	(amounts in thousands)
Operating expenses:
Compensation expenses	$9,440	$9,648
Marketing expenses	1,486	423
General and administrative expenses	2,734	3,364
Research and development expenses	2,298	1,748
Impairment of digital currencies	36	2,559
(Gain) loss on sale of digital currencies	(4,672)	154

Total operating expenses	11,322	17,896
Nonoperating income	7,599	35,949

Net income (loss)	$(3,723)	$18,053

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Compensation Expenses

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
Compensation expenses	$9,440	$9,648	$(208)	(2)%

Compensation expenses decreased by $0.2 million for the six months ended June 30, 2023, primarily due to a $0.9 million decrease in noncash bonus expense (bonus denominated in Bitcoin), partially offset by a $0.6 million increase in salaries, payroll taxes and benefits due to increased headcount and salary raises and $0.2 million increase in noncash stock-based compensation expense.

Marketing Expenses

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
Marketing expenses	$1,486	$423	$1,063	251%

Marketing expenses increased by $1.1 million for the six months ended June 30, 2023, primarily due to sponsorship of the inaugural Bitcoin Builders Conference at a cost of $0.9 million and a $0.1 million increase in digital marketing expenses.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
General and administrative expenses	$2,734	$3,364	$(630)	(19)%

General and administrative expenses decreased by $0.6 million for the six months ended June 30, 2023, primarily due to a $0.5 million reduction in noncash token compensation expense related to RTUs granted to non-employees, a $0.5 million decrease in professional fees, partially offset by a combined $0.4 million increase in travel and entertainment and technology costs.

Research and Development Expenses

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
Research and development expenses	$2,298	$1,748	$550	31%

Research and development expenses increased by $0.5 million for the six months ended June 30, 2023, due to higher developer costs driven by an increase in headcount and salary raises.

Impairment of Digital Currencies

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
Impairment of digital currencies	$36	$2,559	$2,523	99%

Impairment of digital currencies decreased by $2.5 million for the six months ended June 30, 2023 due to increases in the market prices of Bitcoin and Ether as compared to their carrying values.

(Gain) Loss on Sale of Digital Currencies

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
(Gain) loss on sale of digital currencies	$(4,672)	$154	$4,826	3,134%

Gain on sale of digital currencies increased by $4.8 million for the six months ended June 30, 2023 due to a $3.0 million gain on sale of Stacks Tokens, along with an increase in the number of units of Bitcoin and Ether being sold.

Nonoperating Income

	Six Months Ended June 30,		Change
	2023	2022	Amount	%

	(amounts in thousands)
Nonoperating income	$7,599	$35,949	$(28,350)	(79)%

Nonoperating income decreased by $28.4 million for the six months ended June 30, 2023, primarily due to a decrease in net unrealized gain on investments of $10.2 million, a decrease in realized gain on sale of investment of $10.0 million, a $4.4 million change in fair value of token warrant liabilities, a $2.0 million decrease in other income primarily due to lower digital currency earned and a $1.4 million decrease in gain on delivery of RTUs.

Trend Information

Revenue Trends

Hiro does not expect to generate any revenue from regular operations in the foreseeable future.

Costs and Expenses Trends

Operating expenses (excluding noncash expenses) for the six months ended June 30, 2023, were higher than for the six months ended June 30, 2022, primarily due to higher marketing expenses, research and development expenses partially offset by a decrease in compensation expenses. Hiro expects its operating expenses (excluding noncash expenses) during the year ending December 31, 2023, to be higher than for fiscal year 2022.

Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility during the six months ended June 30, 2023. As of June 30, 2023, the market price of one Ether was $1,933 and the market price of one Bitcoin was $30,477, representing an increase of 54% and 81%, respectively, from their prices as of June 30, 2022. The above market prices have been obtained from Yahoo Finance. Hiro records impairment charges when the fair value of Bitcoin or Ether decreases; increases in fair value are not reflected in Hiro’s results until the cryptocurrencies are sold or exchanged.

Liquidity and Capital Resources

Sources of Funds

Hiro has funded its operations primarily through sales of Stacks Tokens. During the years 2017 through 2019, Hiro raised $70.4 million through forward sales of Stacks Tokens. In 2022, Hiro (a) raised cash of $12.9 million through sales of preferred equity in a Series B Preferred stock offering and the issuance of warrants for Stacks Tokens to various venture capital companies, and (b) sold a portion of its investment in a startup company for approximately $10 million. In the first quarter of 2023, Hiro sold 5 million Stacks Tokens for $3.0 million to certain investors.

Going forward, Hiro expects to rely on its cash on hand, opportunistic sales of digital currencies and sales of existing Stacks Tokens held in Hiro’s treasury to fund its operations. Hiro’s cash on hand was approximately $14.6 million and $19.3 million as of June 30, 2023, and December 31, 2022, respectively. Hiro may sell portions of its cryptocurrencies in order to finance its activities, depending on market conditions. As of June 30, 2023, Hiro had cryptocurrency assets with a fair value of $6.4 million. These cryptocurrencies had a balance sheet carrying value of $2.6 million consisting of $2.4 million of Bitcoin and $0.2 million of Ether. Because of volatility in the price of cryptocurrencies, Hiro’s ability to raise cash from the sale of digital currencies is subject to significant variability. Hiro could also potentially raise additional cash through sales of its common or preferred equity or through offering of debt securities.

If, in the future, Hiro is not able to secure adequate additional funding, it may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could harm Hiro’s business, results of operations and future prospects.

The following table summarizes Hiro’s cash flows for the periods indicated:

	Six Months Ended June 30,
	2023	2022

	(amounts in thousands)
Net cash from operating activities	$(9,665)	$(8,678)
Net cash from investing activities	$4,941	$10,973
Net cash from financing activities	$—	$12,967

Net Cash from Operating Activities

The use of cash in all periods resulted primarily from Hiro’s net income (loss) adjusted for noncash charges and changes in operating assets and liabilities. Hiro’s operating activities contain large noncash adjustments primarily related to the use of tokens to compensate employees and vendors, realized and unrealized gains on investments, change in fair value of token warrant liabilities and impairment of digital currencies.

Net cash outflows from operating activities during the six months ended June 30, 2023 and 2022 were $9.7 million and $8.7 million, respectively.

Net Cash from Investing Activities

Hiro’s investing activities have primarily consisted of investments in startup companies and sales of digital currencies.

Net cash from investing activities for the six months ended June 30, 2023 was $4.9 million, primarily consisting of $5.8 million from proceeds from sales of digital currencies, partially offset by additional purchases of an existing investment of $0.8 million.

Net cash from investing activities for the six months ended June 30, 2022 was $11.0 million, primarily consisting of $2.1 million from proceeds from sales of digital currencies and sale proceeds of $10.0 million received from selling a portion of its investment in a startup company, partially offset by purchase of a digital currency of $1.0 million.

Net Cash from Financing Activities

Net cash from financing activities for the six months ended June 30, 2023 was not significant.

Net cash from financing activities for the six months ended June 30, 2022 was $13.0 million primarily related to sales of preferred equity and token warrants to various investors in a Series B Preferred Stock offering.

Material Capital Commitments

Hiro currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Hiro did not have any off-balance sheet arrangements during any of the periods presented.

Internal Control over Financial Reporting

There were no changes in Hiro’s internal control over financial reporting that occurred during the six months ended June 30, 2023 that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.

Critical Accounting Policies and Estimates

Hiro’s management’s discussion and analysis of Hiro’s financial condition and results of operations is based on Hiro’s condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. The preparation of these condensed consolidated financial statements requires Hiro to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the condensed consolidated financial statements, as well as the reported revenue generated (if any) and expenses incurred during the reporting periods. Hiro’s estimates are based on its historical experience and on various other factors that Hiro believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Hiro believes that the accounting policies discussed below are critical to understanding Hiro’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Fair Value Measurements

Hiro uses a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements), as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities that the reporting entity can access at the measurement date;

Level 2: Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly, such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Hiro records certain non-monetary transactions, such as the use of Stacks Tokens to pay vendors and employees for services or for grants, at fair value. In addition, Hiro assesses the fair value of its digital currency holdings to determine if it is less than their carrying value. Hiro also recognizes derivative liabilities related to its token warrants at fair value and adjusts the instruments to fair value at each reporting period.

Recurring Fair Value Measurements

As of June 30, 2023, Hiro had derivative liabilities measured at fair value related to its token warrants. These derivative liabilities are classified within Level 3 of the fair value hierarchy because fair value estimate inputs are primarily unobservable and based on Hiro’s assessment of assumptions market participants would use in pricing the liabilities. Hiro will update its assumptions each reporting period based on new developments and record the derivative liabilities at fair value based on the revised assumptions. Changes in fair value of the derivative liabilities are reflected in nonoperating income because the token warrants are not part of Hiro’s normal operations.

Non-recurring Fair Value Measurements

Impairments of digital currencies are non-recurring fair value measurements. The fair value of Bitcoin, Ether, and Stacks Tokens (received as interest on a loan) is determined using quoted prices on an active exchange, based on a principal market analysis. Hiro views a decline in the quoted price to be an indicator of impairment.

Hiro provided tokens to vendors in exchange for services and provided RTU grants to employees and others and provided tokens as grants. These transactions are non-monetary transactions accounted for at fair value, as the Stacks Tokens are intangible assets carried at cost less impairment charges.

Pursuant to the listing of Stacks Tokens on an exchange in the United States in January 2021, the Company concluded that the fair value of Stacks Tokens exchanged for services during the six months ended June 30, 2023 and 2022 is a Level 2 measurement.

When Stacks Tokens are issued under the circumstances described above, Hiro recognizes an expense equal to the estimated fair value of the Stacks Tokens (Hiro has not generally issued tokens in exchange for goods), and a corresponding gain as the Stacks Tokens have no carrying value in Hiro’s condensed consolidated financial statements, as they were acquired as part of Hiro’s network development activities at no cost. As such, the estimated fair value of the Stacks Tokens generally has no effect on Hiro’s net income or loss.

Certain of Hiro’s investments are also measured at fair valued based on observable inputs.

Token Compensation Expense

Token compensation expense (noncash) arises from grants of RTUs to employees and others. These tokens are from Hiro’s treasury of Stacks Tokens and no new tokens are minted or created to provide for these sales and RTUs.

Hiro grants employees, contractors and non-employees, RTUs that vest quarterly over a four-year period. Hiro accounts for the grants of these RTUs as a non-monetary transaction accounted for at fair value. The exchange of RTUs for services is recognized as noncash token compensation expense on a straight-line basis over the requisite service period for each separate vesting portion of the award with a corresponding liability recognized for Stacks Tokens. The liability for Stacks Tokens is recorded at fair value at each reporting period. The token compensation expense related to these RTUs is shown in compensation expenses for employees and certain contractors and in general and administrative expenses (for non-employees) on the condensed consolidated statements of operations. The token obligations for awards that have vested but have not yet been delivered are shown as token obligations to employees and token obligations to others, current on the condensed consolidated balance sheets. On delivery of tokens which takes place after vesting, Hiro records a noncash gain equal to the total compensation expense recorded as the vested tokens have a $0 carrying value. RTUs are forfeited to the extent that the employee resigns or is terminated prior to the completion of the service period. Hiro withholds tokens equivalent to the tax withholding applicable for employees. The withholding tax is remitted by Hiro to the tax authorities without liquidating the withheld tokens. Employee tax withholdings amounted to $1.3 million and $1.3 million during the six months ended June 30, 2023 and 2022, respectively, and are shown in compensation expenses on the condensed consolidated statement of operations.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3.	Financial Statements

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Financial Statements

June 30, 2023

Hiro Systems PBC and Subsidiaries

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Balance Sheets

($ in thousands, except for share amounts)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$14,573	$19,297
Loan to third party, current portion	950	500
Right-of-use asset, current portion	312	302
Income tax receivable	19	803
Other current assets	775	522

Total current assets	16,629	21,424
Digital currencies, net	2,585	3,448
Investments, net	20,079	19,270
Loan to third party, net of current portion	—	450
Right-of-use asset, net of current portion	968	1,126
Other assets	747	736

Total assets	$41,008	$46,454

Liabilities
Current liabilities
Token obligations to employees	$2,236	$1,654
Token obligations to others	7,562	11,687
Lease liability, current	345	298
Other current liabilities	2,065	1,809

Total current liabilities	12,208	15,448
Lease liability, net of current portion	1,012	1,188
Token warrant liabilities	1,545	526
Other liabilities	1,331	1,331

Total liabilities	16,096	18,493

Stockholders’ equity
Series A convertible preferred stock, $0.00001 par value; shares authorized: 4,558,498 at June 30, 2023 and December 31, 2022; shares issued and outstanding: 4,558,498 at June 30, 2023 and December 31, 2022; liquidation preference of $5,519	—	—
Series B convertible preferred stock, $0.00001 par value; shares authorized: 1,940,312 at June 30, 2023 and December 31, 2022; shares issued and outstanding: 627,335 at June 30, 2023 and December 31, 2022; liquidation preference of $8,362	—	—
Common stock, $0.00001 par value; shares authorized: 20,000,000 at June 30, 2023 and December 31, 2022; shares issued and outstanding: 9,360,913 at June 30, 2023 and December 31, 2022	—	—
Additional paid-in capital	23,888	23,214
Retained earnings	1,024	4,747

Total controlling stockholders’ equity	24,912	27,961

Total liabilities and stockholders’ equity	$41,008	$46,454

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Operations

($ in thousands)

	(Unaudited) Six months ended June 30,
	2023	2022
Operating (income) expenses
Compensation expenses	$9,440	$9,648
Marketing expenses	1,486	423
General and administrative expenses	2,734	3,364
Research and development expenses	2,298	1,748
Impairment of digital currencies	36	2,559
(Gain) loss on sale of digital currencies	(4,672)	154

Total expense	11,322	17,896

Operating loss	(11,322)	(17,896)

Nonoperating income (expenses)
Gain on tokens delivered to third parties	168	471
Gain on delivery of restricted token units	7,313	8,709
Change in the fair value of token warrant liabilities	(1,019)	3,413
Realized gain on sale of investment	—	9,983
Net unrealized gain on investments	47	10,272
Other income	1,090	3,101

Total nonoperating income	7,599	35,949

Net income (loss)	$(3,723)	$18,053

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

	Convertible Preferred Stock						Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2022 (Audited)	4,558,498	$—	627,335	$—	9,360,913	$—	$23,214	$4,747	$27,961
Stock-based compensation	—	—	—	—	—	—	674	—	674
Net loss	—	—	—	—	—	—	—	(3,723)	(3,723)

Balance at June 30, 2023 (unaudited)	4,558,498	$—	627,335	$—	9,360,913	$—	$23,888	$1,024	$24,912

	Convertible Preferred Stock						Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
	Series A		Series B		Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021 (Audited)	4,558,498	$—	—	$—	9,270,092	$—	$14,687	$(9,586)	$5,101
Adjustment resulting from adoption of new accounting standard (Note 1)	—	—	—	—	—	—	(1,108)	1,108	—
Stock-based compensation	—	—	—	—	—	—	460	—	460
Exercise of stock options	—	—	—	—	90,821	—	60	—	60
Issurance of perferred shares, net of financing costs	—	—	627,335	—	—	—	8,362	—	8,362
Net income	—	—	—	—	—	—	—	18,053	18,053

Balance at June 30, 2022 (unaudited)	4,558,498	$—	627,335	$—	9,360,913	$—	$22,461	$9,575	$32,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited) Six months ended June 30,

	2023	2022
Cash flows from operating activities
Net income (loss)	$(3,723)	$18,053
Adjustments to reconcile net income (loss) to net cash from operating activities
Gain on tokens delivered to third parties	(168)	(471)
Gain on delivery of restricted token units	(7,313)	(8,709)
(Gain) loss on sale of digital currencies	(4,672)	154
Realized gain on sale of investment	—	(9,983)
Net unrealized gain on investments	(47)	(10,272)
Change in fair value of token warrant liabilities	1,019	(3.413)
Compensation expense - noncash	4,000	4,778
General and administrative - noncash	198	735
Research and development - noncash	—	18
Other income - noncash	(783)	(3,028)
Depreciation and amortization	42	21
Amortization of operating lease right-of-use asset	148	141
Stock-based compensation	674	460
Impairment of digital currencies	36	2,559
Changes in operating assets and liabilities
Income tax receivable	784	2,608
Other current assets	13	(7)
Other assets	—	(176)
Other current liabilities	256	(2,027)
Lease liability	(129)	(119)

Net cash from operating activities	(9,665)	(8,678)

Cash flows from investing activities
Purchase of digital currency	—	(1,000)
Proceeds from sales of digital currencies	5,756	2,063
Purchases of fixed assets	(53)	(90)
Purchases of investment	(840)	—
Distribution received from investment	78	—
Proceeds from sale of investment	—	10,000

Net cash from investing activities	4,941	10,973

Cash flows from financing activities
Cash received from the exercise of stock options	—	60
Cash received from issuance of preferred stock, net of financing costs	—	8,362
Cash received from issuance of token warrants, net of financing costs	—	4,545

Net cash from financing activities	—	12,967

Net change in cash and cash equivalents	(4,724)	15,262
Cash and cash equivalents, beginning of period	19,297	9,989

Cash and cash equivalents, end of period	$14,573	$25,251

Supplemental noncash investing and financing activities
Grant date fair value of token warrants (Note 8)	$—	$4,545

Supplemental disclosure of cash flow information
Cash received from income tax refunds (net of payments)	$784	$2,620

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1.	Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Hiro Systems PBC (the “Company”) is a technology company that (since 2021) is focused on applications and developer tools for the Stacks and Bitcoin blockchains, including a hosted service that will permit developers of decentralized applications and finance software products to test and deploy smart contracts and decentralized applications on top of the Bitcoin protocol. In March 2023, the Company launched its hosted service which enables the creation and deployment of Bitcoin smart contracts directly from a web browser and without the need for any software installations. The Company currently does not charge a fee for the use of this hosted service. The Company is a Delaware public benefit corporation, and its public benefit is to enable an open, decentralized internet which will benefit all internet users by giving them more control over information and computation.

In January 2021 and prior, the Company built a network for decentralized applications (the “Stacks network” or the “network”) using blockchain technologies. The Stacks network brings applications and smart contracts to the Bitcoin blockchain. The Company introduced the Stacks Blockchain and created Stacks tokens (the “Stacks Tokens” or the “tokens”) which are used to obtain control over the digital assets on the Stacks network and incentivize users of the network to develop, maintain and write transactions to the network. In January 2021, the Company’s board of directors determined that it was no longer in a position of providing, and will no longer be able to provide, essential managerial services to the Stacks Blockchain and therefore concluded that it was no longer necessary for the Company to treat the Stacks Tokens as investment contracts that are securities under the federal securities laws.

Basis for Consolidation

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Basis of Presentation

The Company prepares its condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual filing on Form 1-K for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023 (“2022 Form 1-K”).

The condensed consolidated financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and related footnotes, are unaudited. The condensed consolidated balance sheet as of December 31, 2022 was derived from audited financial statements, but does not include all disclosures required by US GAAP. The interim unaudited condensed consolidated financial statements have been prepared on a basis consistent with the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly the Company’s financial condition, its operations and cash flows for the periods presented. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Reclassifications

Prior period amounts for (gain) loss on sale of digital currencies and digital currency earned, disclosed on the condensed consolidated statements of operations have been reclassified to conform to current year’s presentation. (Gain) loss on sale of digital currencies is now disclosed under operating income instead of nonoperating income. Digital currency earned is now included in other income in the nonoperating income section. Such reclassifications had no effect on prior reported net income.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s condensed consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates including uncertainty in the current economic environment due to instability in the banking sector and financial markets and the Russia - Ukraine conflict.

Recently Adopted Accounting Pronouncements and New Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for convertible debt and convertible preferred stock by removing the requirements to separately present certain conversion features in equity. In addition, the amendment also simplifies the guidance in Accounting Standard Codification (“ASC”) Subtopic 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, by removing certain criteria that must be satisfied in order to classify a contract as equity, which is expected to decrease the number of freestanding instruments and embedded derivatives accounted for as assets or liabilities. Finally, the amendment revises the guidance on calculating earnings per share, requiring use of the if-converted method for all convertible instruments and rescinding an entity’s ability to rebut the presumption. ASU 2020-06 may be adopted through either a modified retrospective method of transition or a fully retrospective method of transition. On January 1, 2022, the Company early adopted ASU 2020-06 using a modified retrospective method. Upon adoption, the following changes resulted:

•

The intrinsic value of the beneficial conversion feature recorded during the year ended December 31, 2016 of $1.1 million was reversed as of the effective date of adoption, thereby resulting in a reduction of additional paid in capital as of January 1, 2022.

•

The discount amortization expense related to the beneficial conversion feature of $1.1 million, which was recorded during the year ended December 31, 2016, was reversed against opening accumulated deficit.

The adoption of ASU 2020-06 had no impact on the condensed consolidated statements of cash flows. Since the Company adopted a modified retrospective method of transition, prior period consolidated financial statements have not been retrospectively adjusted.

In June 2016, the FASB issued ASU No. 2016 13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which was codified with its subsequent amendments as ASC Topic 326, Financial Instruments – Credit Losses (“ASC 326”). ASC 326 seeks to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, including trade receivables, and other commitments to extend credit held by a reporting entity at each reporting date. The amendments require

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

the Company to replace the incurred loss impairment methodology with a methodology that reflects current expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s unaudited condensed consolidated financial statements and disclosures.

In June 2022, the FASB issued ASU 2022-03 (“ASU 2022-03”), ASC Subtopic 820 (“ASC 820”) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. ASU 2022-03 amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. It applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in ASU 2022-03 are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the unaudited condensed consolidated financial statements.

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 1 to the Company’s 2022 Form 1-K. There are no incremental accounting policies that need to be disclosed in these condensed consolidated financial statements other than those disclosed in the Company’s 2022 Form 1-K.

Risks Associated with Digital Currencies

Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. As of June 30, 2023, all of the Company’s cryptocurrency holdings of Bitcoin and Ether are held with a third-party custodial service and any transfer of cryptocurrency requires authorization by multiple executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or incapacity on the part of these executive officers and directors.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

The American Institute of Certified Public Accountants has issued non-authoritative guidance entitled Accounting for and Auditing of Digital Assets, which was the result of a working group of participants, including several major accounting firms and the U.S. Government Accountability Office. This guidance, which served to summarize currently accepted accounting practices, indicates that entities that do not otherwise apply specialized industry guidance, should currently account for digital assets as indefinite lived intangible assets, recorded at cost and tested for impairment annually or more frequently, if events indicate that it is more likely than not that the asset has been impaired. The guidance further indicates that for any reduction in a digital asset’s fair value, impairment of that asset is appropriate, and any subsequent reversal of the impairment loss is prohibited. Accordingly, amounts reported in these financials statements as digital assets, reflect such impairments, but do not reflect any subsequent recovery in valuation giving rise to the impairment.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Digital Currencies are Currently Unregulated

As of the date of these condensed consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets and cryptocurrency exchanges. It is possible that new international, federal, state and local regulations or policies may materially adversely affect Stacks Blockchain and Stacks Tokens. It is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries have already adopted, and may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of digital assets such as the Stacks Tokens, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks Blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies. Recently, the SEC has increased its enforcement activity in regard to digital assets, including with respect to the Stacks Tokens, and it is difficult to predict what effect this may have on the industry in general and on the Company in particular.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks Blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations that utilize the Stacks Tokens or Stacks Blockchain significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities that utilize the Stacks Tokens. Regulatory action could also affect the rights of the Company, as a holder of Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Due to the unpredictable regulatory environment for digital assets, the Company has traditionally incurred high legal costs in order to ensure it remains in compliance with current regulations and as part of its ongoing engagement with the SEC. The Company expects to continue to incur high legal costs for these purposes.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

Money Services Business

Under the regulations and guidance of the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”), certain issuers of tokens may need to register as money transmitters, a sub-category of money services businesses, based on their efforts administering or otherwise exchanging tokens that constitute convertible virtual currencies. Convertible virtual currencies are mediums of exchange that operate like currencies but do not have all the attributes of “real” currency, and money transmitters are companies that provide money transmission services or otherwise engage in the transfer of funds (including convertible virtual currencies).

There are a number of exemptions to FinCEN’s money transmitter definition, but, if a company is unable to rely on any of those exemptions, then the company must register with FinCEN, adopt an anti-money laundering (“AML”) program, and otherwise comply with FinCEN’s regulations and other federal AML laws (e.g., by filing suspicious activity reports). In addition, money transmitters are subject to licensing requirements and other related obligations under state laws. Complying with federal and state AML laws can be costly, and a company that should have been registered with FinCEN and licensed with state regulators as a money transmitter but that failed to do so can face criminal and civil penalties.

Although the Company should not be deemed a money transmitter or otherwise be affirmatively subject to AML registration requirements under federal or state laws because it is not providing money transmission services or otherwise engaging in the transfer of funds, it is possible FinCEN or the U.S. Department of Justice (the “DOJ”), which enforces federal AML laws, could disagree once the Company is no longer regulated or examined by the SEC. The Company has not consulted with FinCEN on the application of its convertible virtual currency guidance to the Company. If FinCEN, the DOJ, or any other state regulator determine that the Company should have registered or obtained licenses as a money transmitter, then the Company could incur significant costs to comply with federal and state laws that apply to money transmitters and could potentially face criminal or civil penalties, which could adversely affect its operations.

Other

In 2018, the Company released the Hiro Wallet, a non-custodial wallet that allows users to store and transfer digital assets and cryptocurrencies including Bitcoin, Stacks Tokens and non-fungible tokens. It is the Company’s position that the Hiro Wallet is not required to register as a money transmitter, is not required to register as a transfer agent under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), is not a clearing agency under the Exchange Act, and should not be viewed as an exchange or an alternative trading system under the Exchange Act. Additionally, the Company does not consider itself to be an investment company. It is possible that a regulator could disagree with these positions which could materially affect the Company’s business. See Note 11 for subsequent event related to the Hiro Wallet.

2.	Investments

During the six months ended June 30, 2023, the Company invested $0.8 million in cash in an existing investment. This investment is part of a total $1.4 million commitment.

During the year ended December 31, 2022, the Company invested approximately $0.6 million (of which $0.1 million was in cash and $0.5 million was noncash) in various startup companies. These investments consisted of: (i) an investment of $0.5 million in a joint venture founded with three other parties. The investment was made through a transfer of intellectual property rights of an application developed by the Company with a fair value of $0.5 million (see Note 9). The joint venture is focused on applications designed to expand and grow Bitcoin’s utility; and (ii) an investment of $0.1 million in cash in an existing investment.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

During the year ended December 31, 2022, the Company revalued certain of its investments due to additional financing rounds undertaken by the investee and due to changes in the macro cryptocurrency economy. During the six months ended June 30, 2022, certain investments were revalued due to additional financing rounds undertaken by the investee and due to changes in the macro cryptocurrency economy resulting in a net unrealized gain of $10.3 million. During the six months ended June 30, 2023, certain investments were revalued to account for changes in the macro cryptocurrency economy resulting in a net unrealized gain of $47 thousand. The unrealized gains are disclosed in the nonoperating income section of the condensed consolidated statement of operations for the six months ended June 30, 2023 and 2022, respectively.

During the six months ended June 30, 2022, the Company sold a portion of its investment in a startup for approximately $10.0 million, resulting in a realized gain of approximately $10.0 million which is disclosed in the nonoperating income section of the condensed consolidated statement of operations for the six months ended June 30, 2022.

The Company records certain investments at cost less impairment, if any. During the six months ended June 30, 2023 and 2022, no impairment charges were recorded.

There were no transfers between Level 2 and Level 3 during the six months ended June 30, 2023 for assets or liabilities measured at fair value on a recurring basis. There were certain transfers between Level 2 and Level 3 during the year ended December 31, 2022 for assets or liabilities measured at fair value on a recurring basis.

The Company did not have any Level 1 investments as of June 30, 2023 and December 31, 2022. The Company’s Level 2 investments amounted to $10.9 million and $11.0 million at June 30, 2023 and December 31, 2022, respectively. The Company’s Level 3 investments amounted to $8.7 million and $7.8 million at June 30, 2023 and December 31, 2022, respectively. The Company’s equity method investment was $0.5 million and $0.5 million at June 30, 2023 and December 31, 2022, respectively.

3.	Digital Currencies

The Company holds Bitcoin, Ether and Stacks Tokens (received as interest payment on loan (see Note 4)) and includes them as digital currencies on the condensed consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment. The Company evaluated the digital currencies for impairment by using publicly traded prices of Bitcoin, Ether and Stacks Tokens. During the six months ended June 30, 2023 and 2022, the Company recorded impairment charges of $36 thousand and $2.6 million, respectively, on the condensed consolidated statements of operations.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table presents additional information about the Company’s digital currency activities (in thousands):

Balance at January 1, 2022	5,668
Impairment	(3,284)
Digital currency purchased	1,000
Digital currencies sold	(3,347)
Digital currency returned	205
Digital currency earned	3,959
Digital currency paid as bonus	(760)
Digital currency received as interest	7

Balance at December 31, 2022	$3,448

Impairment	(36)
Digital currencies sold	(1,169)
Digital currency earned (Note 10)	508
Digital currency paid as bonus	(175)
Digital currency received as interest (Note 4)	9

Balance at June 30, 2023	$2,585

During the six months ended June 30, 2023 and 2022, the Company paid bonuses to its employees and subcontractors in Bitcoin. This resulted in Bitcoin with a balance sheet carrying value of $0.2 million ($0.6 million in 2022) being paid as a bonus during the six months ended June 30, 2023. The Company recognized a gain of $83 thousand ($95 thousand in 2022) on this transaction which is included in gain (loss) on sale of digital currencies on the condensed consolidated statement of operations for the six months ended June 30, 2023.

As of June 30, 2023 and December 31, 2022, the Company’s digital currencies include amounts reserved for accrued bonuses with balance sheet carrying values of approximately $0.3 million and $0.3 million, respectively and are included in other current liabilities on the condensed consolidated balance sheets.

During the six months ended June 30, 2023, the Company recorded a gain of $1.6 million ($33 thousand in 2022) on the sale of $2.8 million of digital currencies ($2.1 million in 2022) The carrying value of the digital currencies sold and paid out was $1.2 million ($2.0 million in 2022).

In March 2023, the Company sold 2.5 million Stacks Tokens for $1.5 million (at $0.60 per token) to non-US persons in a private placement exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), under Regulation S. The Company also sold 2.5 million Stacks Tokens for $1.5 million (at $0.60 per token) to an accredited investor in a private placement exempt from the registration requirements of Section 4(a)(2) of the Securities Act. Since the Stacks Tokens have a balance sheet carrying value of $0 the Company recorded a gain of $3 million which is included in gain (loss) on sale of digital currencies on the condensed consolidated statement of operations for the six months ended June 30, 2023.

4.	Loans to Third Parties

In 2020, pursuant to certain agreements entered into with a non-profit foundation the Company provided the non-profit foundation with a three-year loan of approximately $1.0 million to be repaid in four quarterly installments of approximately $0.3 million each, beginning twenty-four months following the date of the loan. The loan bears an interest rate of 0.17% per annum payable quarterly in arrears commencing eighteen months after the date of the loan. In 2022, the loan agreement was amended to be repaid beginning thirty-six months following the date of

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

the loan. As of June 30, 2023 the entire amount of the loan is disclosed as a current asset on the condensed consolidated balance sheet. As of December 31, 2022, the loan amount receivable through the end of 2023 is disclosed as a current asset and the remainder as a noncurrent asset on the condensed consolidated balance sheet.

In 2021, the Company invested in a startup and also provided a loan of 10 million Stacks Tokens with an interest rate of 0.13% over 5 years. The startup has an option to purchase up to 2 million Stacks Tokens at a pre-determined price from the tokens that are loaned to them. The loan had no impact on the consolidated financial statements as the tokens have a carrying value of $0. In June 2022 and June 2023, pursuant to the loan agreement, the startup repaid part of the loan amount (a total of 1.6 million Stacks Tokens). The startup also paid interest denominated in Stacks Tokens which was recorded by the Company as noncash interest income (income recognition criteria was met at the time of delivery and these tokens were valued using the token price on the delivery date) and disclosed in other income on the condensed consolidated statement of operations for the six months ended June 30, 2023 and 2022. The Company also recorded these tokens as intangible assets, which are disclosed as digital currencies on the condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022 and are subject to impairment review.

5.	Grants to Third Parties

As part of its effort to cultivate a decentralized Stacks ecosystem, in 2020 and 2021, the Company entered into transactions with various entities that support the Stacks ecosystem, and which are not related parties with respect to the Company and with other third parties.

In 2020, the Company entered into an agreement with a non-profit research university to support research and education in the field of decentralized internet and cryptocurrencies. Under this agreement, the Company was obligated to transfer approximately 31 million Stacks Tokens that had a fair value of $6.4 million when the agreement was executed. During 2021, the Company transferred approximately 6 million tokens to the non-profit research institute. No tokens were transferred during 2022 and during the six months ended June 30, 2023. Token grants payable are disclosed within token obligations to others on the condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022.

In 2020, the Company entered into an agreement with an entity whose mission is to develop communities for digital asset ecosystems including the Stacks ecosystem. Under this agreement, the Company was obligated to transfer 30 million Stacks Tokens that had a fair value of $5.3 million when the agreement was executed. During the year ended December 31, 2022, the Company transferred 12 million tokens (and 18 million tokens during 2021) thus fulfilling its obligation to the entity. None of the token transfers took place during the six months ended June 30, 2022 and therefore no noncash gains related to the transfers were recorded on the condensed consolidated statement of operations for the six months ended June 30, 2022.

In 2021, the Company entered into agreements with two different non-profit research universities to provide grants of 5 million Stacks Tokens to each of them in order to support research and education in computer science and in the fields of decentralized internet and cryptocurrencies. The fair values of these two grants were $2.4 million and $2.5 million, respectively, when the agreements were executed. During the year ended December 31, 2022, the Company transferred 4.9 million tokens (and $0.1 million in 2021) to one of the universities thus fulfilling its obligation to that university. No tokens were transferred during the six months ended June 30, 2023. Noncash gains of $0 and $0.4 million were recorded pertaining to the token transfers during the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023 and December 31, 2022, the token grants payable of $2.5 million are disclosed as token obligations to others, on the condensed consolidated balance sheets.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

6.	Token Compensation

The noncash token compensation expense relating to restricted token units (“RTUs”) granted to employees and certain contractors amounted to $3.7 million and $3.9 million for the six months ended June 30, 2023 and 2022, respectively, and is disclosed in compensation expenses on the condensed consolidated statement of operations. The token compensation expense related to RTUs granted to non-employees amounted to $0.2 million and $0.7 million for the six months ended June 30, 2023 and 2022, respectively, and is disclosed in general and administrative expenses on the condensed consolidated statement of operations. The related noncash gains on all the RTU grants amounted to $7.3 million and $8.7 million for the six months ended June 30, 2023 and 2022, respectively, and is disclosed as gain on delivery of restricted token units on the condensed consolidated statement of operations. The liability for tokens vested but not delivered to employees and certain contractors was $2.2 million and $1.7 million at June 30, 2023 and December 31, 2022, respectively, and is disclosed as token obligations to employees on the condensed consolidated balance sheet. The liability for tokens vested but not delivered to non-employees was $82 thousand (all due to two directors of the Company) and $4.0 million (all due to two directors of the Company) at June 30, 2023 and December 31, 2022, respectively, and is disclosed as tokens obligations to others on the condensed consolidated balance sheets.

7.	Stockholders’ Equity

Authorized Capital

The common stock issued and outstanding as of June 30, 2023 and December 31, 2022 was 9,360,913 with a $0.00001 par value.

During the year ended December 31, 2022, the Company (i) amended and restated its certificate of incorporation which authorized the issuance of 20,000,000 shares of common stock, $0.00001 par value per share, and 6,498,810 shares of preferred stock, $0.00001 par value per share, of which 1,940,312 was designated as Series B Preferred Stock and (ii) issued 627,335 of convertible Series B Preferred Stock at a purchase price of $20.62 per share for aggregate proceeds of $12.9 million of which $8.4 million was allocated to equity after deducting the allocation for token warrants (“Token Warrants”) and financing costs.

The holders of preferred stock have the rights, preferences, privileges, and restrictions as set forth in the Company’s 2022 Form 1-K.

8.	Token Warrants

As part of the Series B Preferred Stock offering (Note 7), the Company issued approximately 3.2 million Token Warrants with an exercise price of $0.82 per Stacks Token. Each Token Warrant entitles the holder to purchase up to the holder’s portion of Stacks Tokens within 90 days following the exercise date. The exercise date of the Token Warrants is four years following issuance.

The fair value of the Token Warrants issued in connection with the Series B Preferred Stock offering is measured using the Black-Scholes model at each measurement date. For the six months ended June 30, 2023, the Company recognized a change to the condensed consolidated statement of operations resulting from an increase in the fair value of Token Warrant liabilities of approximately $1.0 million. For the six months ended June 30, 2022, the Company recognized a change to the condensed consolidated statement of operations resulting from a decrease in the fair value of Token Warrant liabilities of approximately $3.4 million. As of June 30, 2023 and December 31, 2022 the fair value of the Token Warrant liabilities was $1.5 million and $0.5 million, respectively.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

The following table provides the quantitative inputs to the Black-Scholes model used in estimating the fair value of the Level 3 Token Warrant liabilities:

As of June 30, 2023
Exercise price	$0.82
Token price	$0.69
Expected volatility of the token price	126.8%
Expected life of warrants	2.64
Risk-free interest rate	4.48%

The following table sets forth a summary of the changes in the fair value of the Level 3 Token Warrant liabilities at June 30, 2023, and December 31, 2022 (in thousands):

Fair value upon issuance	$4,545
Change in fair value	(4,019)

Fair value as of December 31, 2022	$526
Change in fair value	1,019

Fair value as of June 30, 2023	$1,545

9.	Related Parties

The Company’s chairman of the board is: (i) the chief executive officer of, and owns membership interests in, an entity that is the managing member (the “Managing Member”) of a special purpose vehicle (the “SPV”) and (ii) the chief executive officer, director and stockholder of a corporation (the “Corporation”). The SPV is an investor in the Corporation.

A former director of the Company (the director resigned from the Company in April 2023) (i) owns membership interests in the Managing Member and (ii) is a director and stockholder of the Corporation.

The Managing Member, the SPV and the Corporation are all related parties with respect to the Company.

In 2021, the Company entered into an agreement to loan 50 million Stacks Tokens to the SPV, an entity whose mission is to grow the Bitcoin ecosystem. The loan is for a period of five years with an interest rate of 1% per annum payable in Stacks Tokens, commencing twelve months after the date of the loan. During the year ended December 31, 2022, the Company transferred 40 million Stacks Tokens to the SPV as a loan. No tokens were transferred during the six months ended June 30, 2023. Pursuant to the loan agreement, the SPV has the option of buying out a portion of the loan at a pre-determined price. Any loan amount that is bought out converts to equity in the SPV. During the year ended December 31, 2022, the loan agreement was amended such that the loan repayment would commence twenty-four months following the date of the loan. The loan had no impact on the condensed consolidated financial statements as the tokens have a balance sheet carrying value of $0. None of the loaned Stacks Tokens have been bought out and converted to equity as of June 30, 2023 and December 31, 2022. During the six months ended June 30, 2023 and June 30, 2022, the Company recorded accrued interest (noncash, denominated in Stacks Tokens) on the loan of approximately $53 thousand and $0 which is disclosed in other income on the condensed consolidated statements of operations.

The Corporation reimburses the Company for partial use of the Company’s office space. Such reimbursements amounted to $48 thousand and $34 thousand for the six months ended June 30, 2023 and 2022, respectively, and are disclosed in other income on the condensed consolidated statements of operations. As of June 30, 2023 and December 31, 2022 the receivables from the Corporation amounted to $8 thousand and $0, respectively.

The Company contributed an asset with a fair value of $0.5 million to a joint venture (Note 2). The Corporation holds a minority membership interest in the joint venture.

Hiro Systems PBC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

10.	Nonoperating Income

For the six months ended June 30, 2023, nonoperating income primarily consisted of the following:

A noncash gain from tokens delivered to third parties of $0.2 million ($0.5 million in 2022) that consisted of tokens provided to vendors for services performed. The 2022 amounts consisted of token grants to third parties (see Note 5) and tokens provided to vendors for services performed. In connection with these gains, the Company also recorded noncash expenses of $0 ($19 thousand in 2022) on the condensed consolidated statements of operations.

Noncash gains on delivery of tokens granted through a RTU arrangement to employees and others of $7.3 million ($8.7 million in 2022). In connection with this gain, the Company also recorded a noncash token compensation expense of $3.7 million in compensation expenses ($3.9 million in 2022) and a noncash token compensation expense related to non-employees of $0.2 million ($0.7 million in 2022) in general and administrative expenses on the condensed consolidated statements of operations.

Unrealized gain on investments due to revaluation of investments of $47 thousand ($10.2 million in 2022). During the six months ended June 30, 2022 the Company also recorded a realized gain of $10 million on the partial sale of investment in a startup (see Note 2). No such realized gains were recorded during the six months ended June 30, 2023.

Other income of $1.1 million ($3.1 million in 2022) primarily consisting of digital currency earned (Bitcoin) by participating in the Stacks Blockchain’s consensus process of $0.5 million ($3.0 million in 2022) with the remaining balance primarily consisting of interest income and noncash interest income (Stacks Tokens) on loans of Stacks Tokens.

11.	Subsequent Events

Management has evaluated subsequent events occurring after the condensed consolidated balance sheet date through the date of September 15, 2023, the date for which the condensed consolidated financial statements were available to be issued. Based upon this evaluation, management has determined that no subsequent events have occurred other than noted below.

On August 30, 2023, the Company entered into an agreement with Leather Wallet LLC (“Purchaser”), pursuant to which the Company agreed to sell certain of its assets and technology, including intellectual property pertaining to the Hiro Wallet in exchange for certain membership interests of Purchaser. The Company was granted 1,500,000 Class A membership interests in the Purchaser which amounts to 15% of total Class A membership units. The other Class A membership interests in the Purchaser are owned by the Corporation.

On September 7, 2023 the Company announced plans to reduce its workforce by approximately 20% or 9 people. The reduction in workforce plan is intended to reduce the Company’s operating costs in connection with the implementation of the Company’s strategic initiatives. Severance and other costs related to the reduction of workforce are estimated to be approximately $0.4 million.

Item 4. Exhibits

Exhibit Number	Description
2.1#	Amended and Restated Certificate of Incorporation of Hiro Systems PBC, filed as exhibit 2.1 to the Form 1-U filed by the Company on February 18, 2022

2.2#	Bylaws of Hiro Systems PBC, filed as exhibit 2.3 to the Form 1-A filed by the Company on July 11, 2019

3.1#	Simple Agreement for Future Tokens, filed as exhibit 3.1 to the Form 1-A filed by the Company on July 11, 2019

3.2#	Smart contract for the Stacks Token, filed as exhibit 3.5 to the Form 1-A filed by the Company on July 11, 2019

4.1#	Form of Subscription Agreement, filed as exhibit 4.1 to the Form 1-A filed by the Company on July 11, 2019

4.2#	Form of voucher, filed as exhibit 4.3 to the Form 1-A filed by the Company on July 11, 2019

6.1†#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement), filed as exhibit 6.1 to the Form 1-A filed by the Company on July 11, 2019

6.2†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Muneeb Ali, Albert Wenger, Diwaker Gupta and Jaswinder Pal Singh), filed as exhibit 6.5 to the Form 1-A filed by the Company on July 11, 2019

6.3†#	Form of Director and Executive Officer Indemnification Agreement of Hiro Systems PBC (used for Messrs. Alex Miller and Saurabh Pathak), filed as exhibit 6.3 to the Form 1-K filed by the Company on April 29, 2022

6.4#	Form of Hiro Systems PBC Restricted Token Unit Agreement, filed as exhibit 6.7 to the Form 1-A filed by the Company on July 11, 2019

6.5#	Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstack Token LLC), filed as exhibit 6.13 to the Form 1-A filed by the Company on July 11, 2019

6.6#	Form of Deferred Delivery Agreement, filed as exhibit 6.14 to the Form 1-A filed by the Company on July 11, 2019

6.7#	Amended and Restated Investors’ Rights Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.2 to the Form 1-U filed by the Company on February 18, 2022

6.8#	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.3 to the Form 1-U filed by the Company on February 18, 2022

6.9#	Amended and Restated Voting Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors and key holders named therein, filed as exhibit 6.4 to the Form 1-U filed by the Company on February 18, 2022

6.10#	Hiro Systems PBC Form of Offer Letter for Full-time Employment, filed as exhibit 6.18 to the Form 1-A filed by the Company on July 11, 2019

6.11#	Series B Preferred Stock Purchase Agreement, dated February 16, 2022, by and among Hiro Systems PBC and the investors named therein, filed as exhibit 6.1 to the Form 1-U filed by the Company on February 18, 2022

10.1	Power of Attorney, included on the signature page hereto

†	Indicates a management contract or compensatory plan
#	Incorporated by reference to the previous filing indicated.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 15, 2023.

HIRO SYSTEMS PBC

By:	/s/ Alex Miller
Name:	Alex Miller
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alex Miller as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities (including his or her capacity as a director and/or officer of Hiro Systems PBC) to sign any or all amendments to this semiannual report on Form 1-SA, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they, he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Alex Miller Alex Miller	Chief Executive Officer and Director (Principal Executive Officer)	September 15, 2023

/s/ Saurabh Pathak Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	September 15, 2023